

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2025

Peter Coughenour
Chief Financial Officer
Agree Realty Corp
32301 Woodward Avenue
Royal Oak, MI 48073

> **Re: Agree Realty Corp**
> **Form 10-K for the year ended December 31, 2024**
> **Filed February 11, 2025**
> **File No. 001-12928**

Dear Peter Coughenour:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction